P.E. 1/1/02

02012205

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of January, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Évêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

SUEZ

Paris, January 24, 2002

Press release

Forthcoming bond issue by SUEZ

Subject to market conditions, SUEZ intends to launch in the near future, via GIE SUEZ Alliance, a newly created financing vehicle, a € denominated benchmark transaction of approximately € 1 billion.

SUEZ Alliance will from now on act as a central conduit for issues by the SUEZ Group in the bond markets. As such, SUEZ Alliance will be used to finance or refinance the development of SUEZ' three global businesses.

SUEZ Alliance is an "economic interest group" (in French "Groupement d'Intérêt Economique" or "GIE"), the members of which are SUEZ and its subsidiary SUEZ Finance, Ondeo and its subsidiary Lyonnaise des Eaux France, Sita and its subsidiary Sita France, and Elyo, one of Tractebel's subsidiaries.

The legal basis of a GIE is set up by articles L 251-1 and following of the French Commercial Code and states that the members of a GIE have unlimited, joint and several liability for its debts and liabilities. Tractebel SA will become a member of the GIE SUEZ Alliance after a forthcoming Board Meeting.

As a result of the GIE structure, the bondholders will rank equally with the unsecured creditors of the GIE as well as the GIE members. Thus, in case of insolvency proceedings, the bondholders would have the same rights over the GIE members' assets.

In addition, and in accordance with the purpose of the GIE, SUEZ Alliance will guarantee all the bonds already issued by SUEZ.

Press contact:
Antoine Lenoir : (331) 4006 6650

For Belgium:
Guy Dellicour: 00 32 2 507 02 77

Financial analyst contact:
Frédéric Michelland: (331) 4006 6635

This release is also available on the SUEZ Website: www.SUEZ.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : January 24, 2002

By: Senior Vice President – General Counsel
(Signature) * J de Margerie
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.